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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                                   CPAC, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK PAR VALUE $0.01 PER SHARE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    126145101
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                     ELIOT LAUER           (212) 696-6192
                     CURTIS, MALLET-PREVOST, COLT & MOSLE
                     101 PARK AVENUE, SUITE 3500
                     NEW YORK, NEW YORK  10178
- --------------------------------------------------------------------------------
(Name, Address and Telephone number of Person Authorized to Receive Notices and
                                Communications)


                                 AUGUST 29, 1996
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 13 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

- --------------------------------
CUSIP No. 126145101
- --------------------------------

- --------------------------------------------------------------------------------
   1      Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            CPAC Investors, L.L.C.; 51-0369089
- --------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group*              (a) [ ]
                                                                         (b) [x]
- --------------------------------------------------------------------------------
   3      SEC Use Only

- --------------------------------------------------------------------------------
   4      Source of Funds

            Not applicable
- --------------------------------------------------------------------------------
   5      Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(E)                            [ ]
- --------------------------------------------------------------------------------
   6      Citizenship or Place of Organization

            Delaware, USA
- --------------------------------------------------------------------------------
             Number of                 7      Sole Voting Power
              Shares                              - 0 -
           Beneficially           ----------------------------------------------
             Owned By                  8      Shared Voting Power
               Each                                - 0 -
             Reporting            ----------------------------------------------
              Person                   9      Sole Dispositive Power
               With                                - 0 -
                                  ----------------------------------------------
                                      10      Shared Dispositive Power
                                                   - 0 -
- --------------------------------------------------------------------------------
  11      Aggregate Amount Beneficially Owned by Each Reporting Person

               - 0 -
- --------------------------------------------------------------------------------
  12      Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares*                                           [ ]
- --------------------------------------------------------------------------------
  13      Percent of Class Represented by Amount in Row (11)

                  0%
- --------------------------------------------------------------------------------
  14      Type of Reporting Person*

               00 -- limited liability company
- --------------------------------------------------------------------------------


- --------
*SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 10 Pages

- --------------------------------
CUSIP No. 126145101
- --------------------------------

- --------------------------------------------------------------------------------
   1      Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            The Relatasi Trust
            by Mercotrust Limited, Trustee
- --------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group*              (a) [ ]
                                                                         (b) [x]
- --------------------------------------------------------------------------------
   3      SEC Use Only

- --------------------------------------------------------------------------------
   4      Source of Funds

            Not applicable
- --------------------------------------------------------------------------------
   5      Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(E)                            [ ]
- --------------------------------------------------------------------------------
   6      Citizenship or Place of Organization

            Principality of Liechenstein
- --------------------------------------------------------------------------------
             Number of                 7      Sole Voting Power
              Shares                              - 0 -
           Beneficially           ----------------------------------------------
             Owned By                  8      Shared Voting Power
               Each                                - 0 -
             Reporting            ----------------------------------------------
              Person                   9      Sole Dispositive Power
               With                                - 0 -
                                  ----------------------------------------------
                                      10      Shared Dispositive Power
                                                   - 0 -
- --------------------------------------------------------------------------------
  11      Aggregate Amount Beneficially Owned by Each Reporting Person

               - 0 -
- --------------------------------------------------------------------------------
  12      Check Box if the Aggregate Amount in Row (11)

          Excludes Certain Shares*                                           [ ]
- --------------------------------------------------------------------------------
  13      Percent of Class Represented by Amount in Row (11)

                  0%
- --------------------------------------------------------------------------------
  14      Type of Reporting Person*

               CO
- --------------------------------------------------------------------------------

- --------
*SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 3 of 10 Pages

- --------------------------------
CUSIP No. 126145101
- --------------------------------

- --------------------------------------------------------------------------------
   1      Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            Isaac Herzog
- --------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group*              (a) [ ]
                                                                         (b) [x]
- --------------------------------------------------------------------------------
   3      SEC Use Only

- --------------------------------------------------------------------------------
   4      Source of Funds

            Not applicable
- --------------------------------------------------------------------------------
   5      Check Box if Disclosure of Legal Proceedings is

          Required Pursuant to Items 2(d) or 2(E)                            [ ]
- --------------------------------------------------------------------------------
   6      Citizenship or Place of Organization

            Israel
- --------------------------------------------------------------------------------
             Number of                 7      Sole Voting Power
              Shares                              - 0 -
           Beneficially           ----------------------------------------------
             Owned By                  8      Shared Voting Power
               Each                                - 0 -
             Reporting            ----------------------------------------------
              Person                   9      Sole Dispositive Power
               With                                - 0 -
                                  ----------------------------------------------
                                      10      Shared Dispositive Power
                                                   - 0 -
- --------------------------------------------------------------------------------
  11      Aggregate Amount Beneficially Owned by Each Reporting Person

               - 0 -
- --------------------------------------------------------------------------------
  12      Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares*                                           [ ]
- --------------------------------------------------------------------------------
  13      Percent of Class Represented by Amount in Row (11)

                  0%
- --------------------------------------------------------------------------------
  14      Type of Reporting Person*

               IN
- --------------------------------------------------------------------------------

- --------
*SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 4 of 10 Pages

                                PRELIMINARY NOTE

                  This statement constitutes Amendment No. 4 to a Schedule 13D dated September 25, 1995, as amended by Amendment No. 1 dated November 2, 1995, Amendment No. 2 dated December 28, 1995, and Amendment No. 3 dated August 27, 1996, with respect to the common stock, par value $0.01 per share (the "Common Stock"), of CPAC, Inc., a New York corporation whose principal executive offices are located at 2364 Leicester Road, Leicester, New York 14481 (the "Company").

                  The first paragraph of Item 2 is hereby amended so that, as amended, it shall read in its entirety as set forth below.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement is being filed on behalf of: (i) CPAC Investors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("CPAC Investors"), (ii) the Relatasi Trust, an irrevocable trust created under the laws of Liechtenstein, which owns a 54.1486% interest in CPAC Investors and has an irrevocable proxy to vote an additional 40.6224% of the currently outstanding membership interests of CPAC Investors, by its trustee, Mercotrust Limited, a trust company organized under the laws of Liechtenstein ("Mercotrust"), and (iii) Mr. Isaac Herzog, the protector of the Relatasi Trust, in connection with the sale by CPAC Investors of an aggregate of 1,250,000 shares of the Common Stock owned of record by CPAC Investors, which constitutes all of the Common Stock that was owned by CPAC Investors. CPAC Investors previously reported its ownership of 1,000,000 shares of the Common Stock on Amendment No. 2 to its Schedule 13D, dated

                               Page 5 of 10 Pages

December 28, 1995. Subsequent to that time, the Company effected a five-for-four split of its Common Stock, so that CPAC Investors' ownership increased to 1,250,000 shares.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  September 12, 1996
                              CPAC INVESTORS, L.L.C.


                              By:      /s/ Eliot Lauer
                                 ----------------------------------------
                                      Eliot Lauer, Manager


                              /s/ Eliot Lauer
                              -------------------------------------------
                              Eliot Lauer,
                              Attorney-in-Fact for:

                              MERCOTRUST LIMITED,
                                       Trustee of, and on behalf of, the
                                       Relatasi Trust

                              Mr. Isaac Herzog,
                                       Protector of the Relatasi Trust

                               Page 6 of 10 Pages

                                               EXHIBIT INDEX



EXHIBIT NO.                DESCRIPTION                                                       SEQ. PAGE NO.
- -----------                -----------                                                       -------------

      A                    Joint Filing Agreement dated October 2 and 3, 1995                     9

      B                    Power of Attorney in favor of Eliot Lauer and                          N/A
                           Jeremiah T. Mulligan granting each of them the power
                           to file Schedule 13D and any amendments thereto on
                           behalf of Mercotrust Limited, as Trustee of the
                           Relatasi Trust

      C                    Power of Attorney in favor of Eliot Lauer and                          N/A
                           Jeremiah T. Mulligan granting each of them the power
                           to file this amendment to Schedule 13D on behalf of
                           Isaac Herzog, as Protector of the Relatasi Trust

      D                    Agreement of Rescission, Repurchase and Settlement                     N/A
                           dated as of November 1, 1995, between CPAC, Inc. and
                           CPAC Investors, L.L.C.

      E                    Agreement of James Seldon, Jr. relating to voting of                   N/A
                           Common Stock, dated October 31, 1995

      F                    Agreement of Thomas N. Hendrickson relating to                         N/A
                           voting of Common Stock, dated October 31, 1995

      G                    Letter Agreement of Robert Oppenheimer relating to                     N/A
                           voting of Common Stock, dated October 31, 1995

      H                    Letter Agreement of S. Daniel Abraham relating to                      N/A
                           voting of Common Stock, dated October 31, 1995

      I                    Letter Agreement of Thomas N. Hendrickson

                               Page 7 of 10 Pages

                           relating to sale of Common Stock to CPAC                               N/A
                           Investors, dated October 31, 1995

      J                    Letter Agreement of Joseph E. Sheehan relating to                      N/A
                           sale of Common Stock to CPAC Investors, dated
                           November 1, 1995

      K                    Letter Agreement of J. E. Sheehan & Company, Inc.                      N/A
                           relating to soliciting votes of Common Stock, dated
                           October 31, 1995.  (A certain attachment to this
                           Letter Agreement is not included as part of Exhibit
                           K)

      L                    Subscription Agreement, dated December 28, 1996,                       N/A
                           pursuant to which CPAC Investors purchased the
                           632,000 shares


                               Page 8 of 10 Pages